Exhibit 99.1

CytoMed Therapeutics completes cash acquisition of Cord Blood Banking Licence and Assets expanding CytoMed’s strategy to cord blood-derived biologics through subsidiary, LongevityBank

SINGAPORE, October 3, 2024 — CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based biopharmaceutical company focused on harnessing its proprietary technologies to develop novel donor blood-derived, cell-based allogeneic therapies for the treatment of various cancers and aging-related diseases, has through its subsidiary, IPSC Depository Sdn Bhd, acquired the licence and certain assets of Cellsafe International Sdn Bhd (In Liquidation), a Malaysian cord blood bank.

The acquisition includes (i) a cord blood banking licence issued by Malaysia’s Ministry of Health, (ii) cryopreservation equipment with more than 12,000 cord blood units (“CBUs”) and (iii) two freehold real estate properties totalling 189 square metres in which the operation is situated.

This acquisition will expand CytoMed’s strategy in cell therapies as it now has access to rare and precious naïve cord blood donated for research and development. There are abundant clinical publications and evidence that cord blood offers a wide range of opportunities in the fields of regenerative medicine and aging diseases, including auto-immune diseases. This new biotechnology arm will be undertaken through CytoMed’s subsidiary, LongevityBank Pte Ltd. The latter is the holding company of IPSC Depository Sdn Bhd which holds the cord blood banking licence issued by the Ministry of Health, Malaysia.

Once considered medical waste, cord blood has emerged as a valuable raw material with significant therapeutic potential in cell therapies. However, cord blood is a rare and expensive resource unlike adult blood mononuclear cells, which are readily accessible and a common raw material for researchers. In recent years, researchers have made significant strides in harnessing the unique properties of cord blood derived cells for combating auto-immune diseases and cancer, as well as promoting healthy aging.

“This acquisition seeks to unlock the therapeutic potential of umbilical cord blood and adds a new strategic dimension targeting longevity and wellness” said Evelyn Tan, the newly appointed CEO of IPSC Depository Sdn Bhd. She added “While CytoMed, our publicly listed holding company, will continue to focus on cancer therapeutics, LongevityBank Pte Ltd will focus exclusively on the regenerative medicine market, with its ultimate goal to be spun off in the future.”

CytoMed’s co-CEO Dr Tan Wee Kiat added “Mononuclear cells in the CBU are the starting raw material from which many cell therapies can be derived. In addition to longevity targets, there is clear synergy between CytoMed and IPSC Depository to focus on deriving immune gamma delta T cells from cord blood to fight cancers. We own our state-of-the-art, current Good Manufacturing Practice laboratory to ensure quality and cost-control, and have patented technologies to manufacture clinical grade chimeric antigen receptor cells, or CAR-T cells as adjunctive therapies, should the no-option patient’s doctor recommend it.”

The Company will be inviting experts in the longevity field to join its board of directors or as advisers as it seeks to develop and grow this subsidiary as a specialised umbilical cord blood-derived cell therapy arm.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. It is a biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG,on LinkedIn, and Facebook

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s expectations regarding the impact of future COVID-19 outbreak on its business, the Company’s industry and the economy; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact :

CytoMed Therapeutics Limited

enquiry@cytomed.sg

Attention :

Evelyn Tan

Chief Corporate Officer, CytoMed Therapeutics Limited;

Chief Executive Officer of IPSC Depository Sdn Bhd